Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement Nos. 333-206773, 333-206773-01 and 333-206773-02

Ford credit floorplan master owner trust a series 2016-5 investor roadshow December 2016

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847 Free Writing Prospectus

AGENDA Slide Floorplan Transaction F-3 Floorplan Master Trust F-6 Floorplan Servicing and Risk Management F-14 Our Focus F-24 Appendix FA-1

Floorplan transaction

transaction participants and potential timing Floorplan Transaction Issuer Ford Credit Floorplan Master Owner Trust A Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Barclays BNP Paribas Credit Agricole Securities Morgan Stanley Co-Lead Managers BNY Mellon Capital Markets, LLC US Bancorp Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Backup Servicer Wells Fargo Bank, N.A. Asset Representations Reviewer Clayton Fixed Income Services LLC December 2016 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 Expected Key Dates Item Thursday, December 1 Pre-Marketing Monday, December 5 Announce Transaction Tuesday, December 6 Price Transaction Tuesday, December 13 Settlement Date

FLOORPLAN TRANSACTION

TRANSACTION STRUCTURE – SERIES 2016-5

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account, and excess spread:**

Capital Structure	Series 2016-5 Allocation*	Expected Ratings Fitch	Expected Ratings Moody's
Class A-1 (Fixed) Class A-2 (Float)	76.50%	AAA	Aaa
Class B notes (Fixed)	3.50%	AA	Aa1
Class C notes (Fixed)**	5.00%	NR	NR
Class D notes (Fixed)**	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$750 million (subject to change)
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	November 15, 2019
Legal Final	November 15, 2021
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached ***

* As a percent of the required pool balance allocated to the series
** The Class C and Class D notes are not being offered
*** Subordination Factor will increase by 4 ppts, or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage

F-5

Floorplan master trust

Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 Over the past five years, Ford Credit financed approximately 76% to 80% of all Ford and Lincoln dealer new vehicle inventory Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold Ford Credit’s floorplan portfolio has historically experienced very low losses Low losses are primarily a function of strong risk management practices and servicing: Continuous dealer monitoring of: Financial health Payment performance Vehicle collateral status Intensification of risk management actions as dealer risk increases Use of proprietary risk rating assessment and behavioral scoring models Ford Credit leverages access to dealer information through Ford relationship Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle floorplan OVERVIEW Floorplan Securitization

Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 40 series The Trust offers floorplan asset-backed securities though various channels: Public transactions Rule 144A transactions Other private transactions trust OVERVIEW Floorplan securitization

Performance overview Floorplan securitization Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance Trust Pool Three-Month Average of Monthly Principal Payment Rate* Trust Pool Dealer Risk Ratings * The three-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** As of September 30, 2016; estimated days supply derived from payment rate No Trust losses realized -- Ford Credit elects to repurchase receivables from "status" accounts Memo: Days Supply** Lowest 3 Month Average Payment Rate was 29.9% in February 2005 15% 25% 35% 45% 55% 65% Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Payment Rate Payment rate triggers 73 120 143 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% Recoveries 2011 2012 2013 2014 2015 Q3 2015 Q3 2016 Losses 0% 20% 40% 60% 80% 100% Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Sep-16 Percent of Principal Balance Other Group IV (Poor) Group III Group II Group I (Strong) (0.021)% (0.025)% (0.008)% (0.008)% (0.004)% (0.001)% 0.005% Recoveries 2011 2012 2013 2014 2015 Q3 2015 Q3 2016 Losses Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009

Note: As of September 30, 2016 the Trust balance was $19.2 billion * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Historical Balance Floorplan securitization Cash funding required as a result of low Trust balance* Historical Trust Balance vs. Required Pool Balance ($Bils) $19.2 12.3 10.8 13.2 Floorplan Trust Balance (excluding EFA) Required Pool Balance

Credit enhancement in Ford Credit’s floorplan securitization program includes: Subordination of junior notes Required subordinated amount Cash reserve (1% of notes) Excess spread Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit structure OVERVIEW Floorplan securitization * As of September 30, 2016 % of Receivable Balance Total Class A Enhancement ~24.4% Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes (“Not Rated") 5.0% Class D Notes (“Not Rated") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum) $ 13.8 0.0 0.0 0.0 0.0 132.4 $ 146.2

Amortization Triggers Average monthly principal payment rate for the three preceding collection periods is less than 21% Cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months Available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency, or similar events relating to either depositor, the issuer, Ford Credit, or Ford Motor Company Enhancement Step-Up Trigger Subordination or reserve fund increases by four percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% Key Series Triggers Floorplan securitization

Private Variable Funding Notes Public Term Series Series 2006-1, 2012-3, 2014-5 2012-2, 2012-5, 2013-2, 2013-4, 2014-1, 2014-2, 2014-3, 2014-4, 2015-1, 2015-2, 2015-3, 2015-4, 2015-5, 2016-1, 2016-2, 2016-3, 2016-4 Amount Outstanding ($Bils.) $0.3 $11.2 Senior Hard Enhancement AAA Notes 25.75% 24.38%** Maturity Ranges November 2016 – April 2018 September 2016 – March 2023 Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Capacity $3.8 billion OUTSTANDING SERIES* Floorplan securitization * As of September 30, 2016 ** 24.27% for 144A Series (2013-2, 2014-3, 2015-3, 2016-2) Trust Balance ($Bils) Total Funding: $ 11.5 Total Assets 19.2 Unfunded Assets 7.7

Servicing and risk management

Dealer Structure Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here Collateral The financed vehicles are the primary collateral for dealer floorplan loans For many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Typical Dealer Structure Floorplan Servicing and risk management Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles

A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: Business, legal and operations structure including number of manufacturer franchises Credit information Financial statements or tax returns Bank references Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to the ongoing nature of these long-standing business relationships, Ford Credit typically performs a credit review of each dealer annually using a process similar to new dealer underwriting Underwriting and credit review process Floorplan Servicing and risk management

Ford Credit uses a proprietary originations scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Dealer risk ratings are categorized into groups: Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance In December 2015, Ford Credit updated its dealer risk rating model to improve the identification of high risk dealers. This update included the addition of dealer guarantees to the key variables analyzed by the dealer risk rating model. Following that update and during the first three quarters of 2016, the risk rating of dealers in Ford Credit’s dealer floorplan portfolio has improved Originations scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary Dealer RISK RATING Assessment Floorplan Servicing and risk management Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

Ford Credit uses a proprietary behavioral scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating directs the intensity and frequency of Ford Credit’s dealer monitoring and controls Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary Dealer Behavioral Assessment Floorplan Servicing and risk management

Dealer Monitoring Strategy Floorplan Servicing and risk management Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans Watch Report – Medium to High Risk Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report Liquidation Monitor Dealers Watch Report Status MAR Directed Action Plans No Further Action Monthly Accounts Review (MAR) Dashboard ICU

A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: Ford Credit engages a vendor to perform on-site vehicle inventory audits Size of an audit team varies based on dealer locations and complexity All dealer locations are typically audited same day Dealer generally does not receive advance notice of an audit Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit daily Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance Inventory Audits Floorplan Servicing and risk management

If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford or Lincoln sales division to ensure an aligned approach Ford Credit Actions Floorplan Servicing and risk management

A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction Status Dealer Procedures Floorplan Servicing and risk management

Integrated systems enable real time controls: Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets Captive Finance Company Benefits Floorplan Servicing and risk management 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3.

One Ford Product Excellence Innovation Our focus Delivered with Passion Acceleration In Every Part of Our Business THE PLAN

Financial Headlines Adjusted Pre-Tax Profit Of $1.4 Billion; Key Metrics Lower Year-Over-Year As Expected * Excludes special items; see Appendix for detail, reconciliation to GAAP, and definitions Total Company Net Income Total Company Adjusted Pre-Tax Results* Adjusted EPS* Total Company Revenue Global Market Share Automotive Segment Operating Margin Automotive Segment Operating Cash Flow 3Q 2016 $1.0B $1.4B $0.26 $35.9B 7.5% 3.3% $(2.0)B B/W 3Q 2015 $1.2B $1.7B $0.26 $2.2B 0.1 ppts 4.4 ppts $4.8B Total Company EPS

Distributed $600 million of dividends to shareholders, bringing YTD shareholder actions to $2.9 billion Creating Value – Progress this quarter RETURNS GROWTH REWARDS RISK Launched all-new Super Duty and all-new Lincoln Continental in NA Launched Transit Kombi Van and Kuga in AP Global Lincoln sales up 17% from a year ago with best-ever 3Q retail sales in China Announced fully autonomous vehicle for ride sharing in 2021 Acquired Chariot, a shuttle service with plans to grow globally Europe profitable for the 6th quarter in a row -- best 3Q since 2007 Record 3Q profit in AP with market share growth YoY Best quarterly profit for Ford Credit since 2011 Contributed over $200 million to our funded pension plans Total Company

3Q 2016 adjusted PRE-TAX RESULTS* (Mils) Total Company Automotive segment PBT driven by NA, Europe and record 3Q in AP Strong Financial Services profit All Other primarily net interest expense South America Total North America All Other Asia Pacific Europe B / (W) 3Q 2015 $(1,712) $(1,647) $(132) $129 $(137) $109 $26 $(60) Middle East & Africa Financial Services Segment * Excludes special items; see Appendix for detail, reconciliation to GAAP, and definitions Automotive Segment $1,084 $1,413 $1,262 $(295) $138 $(152) $131 $552 $(223)

3Q 2016 KEY METRICS Automotive segment All key metrics lower than a year ago driven by NA Wholesales down 4%; revenue down 7% Global market share lower due to NA, SA and MEA Global SAAR up 3% Operating margin and Auto PBT down sharply YTD metrics strong and about the same as last year Wholesales (000) Revenue (Bils) Market Share (Pct) Operating Margin (Pct) Pre-Tax Results (Mils) 3.3% 7.7% $1,084 $2,762 7.6% 1,530 1,596 $33.3 $35.8 4% 7% 0.1 ppts 4.4 ppts 61% 2016 2015 2016 2015 2016 2015 2016 2015 2016 2015 4,860 4,944 $102.7 $105.5 7.4% 7.4% 7.1% 7.0% $7,246 $7,380 2% 3% -- ppts 0.1 ppts 2% YTD: 7.5%

Credit ratings Total Company BBB BBB BBB BBB BBB BBB F2 Stable

[LOGO]

INTEGRATION CREATES STRATEGIC ADVANTAGE FORD CREDIT

Over The Last 20 Years, Ford Credit Generated $42 Billion In Pre-Tax Profits And $27 Billion In Distributions Pre-tax Results Distributions Consistently profitable business driven by: Integrated marketing strategy with Ford World-class operating costs Strong risk management – well-performing portfolio FORD CREDIT A strategic asset $2.2 $1.8 $1.8 $2.1 $2.5 $2.5 $4.9 $2.0 $3.7 $2.9 $2.0 $1.2 $(2.6) $2.0 $3.1 $2.4 $1.7 $1.8 $1.9 $2.1 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

3Q 2016 KEY METRICS Best quarterly PBT since 2011 and up YOY; YTD profit of $1.5 billion Receivables up YOY, in line with expectations Portfolio performance robust despite higher LTRs Disciplined and consistent originations, servicing and collections 2016 2015 2016 2015 Managed Receivables* (Bils) Pre-Tax Results (Mils) $567 $541 $134 $122 10% 5% 2016 2015 2016 2015 2016 2015 Average Placement FICO Over-60-Day Delinquencies (Pct) Loss-to-Receivables (LTR) (Pct) 743 741 0.16% 0.13% 3 bps 11 bps U.S. Retail and Lease 0.45% 0.34% * See Appendix for reconciliation to GAAP Net Receivables (Bils) 2016 2015 9% $128 $117 2 pts $1,530 $1,481 740 739 0.12% 0.14% 0.30% 0.42% YTD: 3% 2 bps 12 bps 1 pt FORD CREDIT

North America financing shares and Contract Placement Volume FORD CREDIT F-34 Third Quarter Year-to-Date Full Year 2015 2016 2015 2016 2012 2013 Financing Shares (excl. Fleet) Retail installment and lease share of Ford retail sales United States 72% 61% 67% 59% 38% 38 % Canada 68 72 73 74 78 79 Wholesale share United States 75% 76% 76% 76 % Canada 64 61 65 61 978 1,104 Contract Placement Volume -- New and used retail / lease (000) 114 120 United States 411 330 1,040 908 1,092 1,223 Canada 46 54 121 138 Total North America Segment 457 384 1,161 1,046 392 392 58 58 450 450 1,542 1,673

u.S. origination metrics Retail Contract Terms FICO and Higher Risk Mix Average Retail Term Retail >73 Months Mix Retail and Lease Average Placement FICO Higher Risk Portfolio Mix FORD CREDIT 64 mo. 67 mo. 63 mo. 64 mo. 64 mo. 66 mo. 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4% 3% 4% 3% 5% 3% 740 741 741 732 741 743 6% 6% 6% 6% 6% 6% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

u.s. retail and lease credit loss drivers Over-60-Day Delinquencies* Repossessions (000) Severity Charge-Offs (Mils) and LTR Ratio (%) Repo. Ratio LTR * Excluding bankruptcies FORD CREDIT 0.10% 0.13% 0.13% 0.14% 0.12% 0.16% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 6 7 8 8 7 8 0.89% 1.01% 1.00% 1.04% 0.96% 1.06% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $8,600 $9,000 $9,600 $9,800 $9,900 $10,000 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $33 $54 $72 $74 $63 $79 0.22% 0.34% 0.43% 0.44% 0.37% 0.45% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

WorldWide credit loss metrics Charge-Offs (Mils) and LTR Ratio (%) Credit Loss Reserve (Mils) and Reserve as a Pct. of EOP Managed Receivables LTR Reserve as % of EOP Rec. FORD CREDIT $50 $73 $86 $92 $84 $107 0.17% 0.24% 0.27% 0.29% 0.25% 0.32% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 $380 $403 $422 $463 $512 $541 0.32% 0.33% 0.33% 0.35% 0.38% 0.40% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16

Funding structure – managed receivables* * See Appendix for reconciliation to GAAP ** Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements *** Cash, cash equivalents, and marketable securities (excludes amounts related to insurance activities) $127 $134 $113 Securitized Funding as Pct. of Managed Receivables 38% 39% 33% Term Asset-Backed Securities** Term Debt (incl Bank Borrowings) Cash*** Ford Interest Advantage Commercial Paper Other Equity Year-End 2014 Year-End 2015 3Q 2016 FORD CREDIT $9 $11 $9 $11 $12 $13 $5 $6 $6 $55 $62 $69 $43 $50 $44 $6 $6 $6 $2 $2 $5 (Bils)

Public term funding plan * Includes issuance from Ford Automotive Finance (China), Ford Credit Mexico, Banco Ford (Brazil) and Ford Credit India ** Numbers may not sum due to rounding *** Includes public securitization transactions and Rule 144A offerings sponsored by Ford Motor Credit, Ford Credit Canada, FCE Bank and Ford Automotive Finance (China) Public term issuance nearly complete YTD issuance weighted toward unsecured Remain diversified across platforms and markets FORD CREDIT 2016 2014 2015 Through (Bils) Actual Actual Forecast October 26 Unsecured - Ford Motor Credit $8 $11 $9 - 10 $9 - Ford Credit Canada 2 1 1 - 2 1 - FCE Bank 3 4 3 - 4 3 - Rest of World* 0 0 1 0 Total Unsecured** $13 $17 $14 - 16 $14 Securitizations*** 15 13 12 - 13 12 Total Public** $28 $30 $26 - 29 $26

Balance sheet metrics Leverage (To 1)* 4Q15 2Q16 Target 3Q16 Liquidity Available For Use (Bils) * See Appendix for reconciliation to GAAP 4Q15 2Q16 Target 3Q16 Managed Financial Statement 8-9 FORD CREDIT 10.2 10.2 9.7 9.5 9.4 9.2 $24 $34 $ 33 $ 25+

Further information Ford Investor Relations Contact: Fixed Income Investors: Stephen Dahle (U.S.-based) 313-621-0881 fixedinc@ford.com Information on Ford: www.shareholder.ford.com 10-K Annual Reports 10-Q Quarterly Reports 8-K Current Reports Ford University Information on Ford Motor Credit Company: www.fordcredit.com/investor-center 10-K Annual Reports 10-Q Quarterly Reports 8-K Current Reports Ford Credit University

Risk Factors Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: Decline in industry sales volume, particularly in the United States, Europe, or China due to financial crisis, recession, geopolitical events, or other factors; Decline in Ford's market share or failure to achieve growth; Lower-than-anticipated market acceptance of Ford's new or existing products or services; Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States; An increase in or continued volatility of fuel prices, or reduced availability of fuel; Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; Fluctuations in foreign currency exchange rates, commodity prices, and interest rates; Adverse effects resulting from economic, geopolitical, or other events; Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors); Single-source supply of components or materials; Labor or other constraints on Ford's ability to maintain competitive cost structure; Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); Restriction on use of tax attributes from tax law "ownership change”; The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs; Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and / or sales restrictions; Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts); Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments; Inherent limitations of internal controls impacting financial statements and safeguarding of assets; Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and New or increased credit regulations, consumer or data protection regulations, or other regulations resulting in higher costs and / or additional financing restrictions. We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

appendix

FLOORPLAN APPENDIX

FLOORPLAN PORTFOLIO PERFORMANCE

Ford
Go Further

		Nine Months ended September 30, 2016	Nine Months ended September 30, 2015	Year ended December 31, 2015	2014	2013	2012	2011
		(Dollars in Millions)						
Ford Credit Portfolio	Average principal balance [1]	$ 22,595	$ 18,913	$ 19,261	$ 19,072	$ 17,177	$ 13,847	$ 12,199
	Net losses (recoveries) [2]	$ 0.8	$ (0.1)	$ (0.7)	$ (1.5)	$ (1.3)	$ (3.5)	$ (2.6)
	Net losses/average principal balance	0.005%	(0.001)%	(0.004)%	(0.008)%	(0.008)%	(0.025)%	(0.021)%
	Liquidations [3]	$ 84,001	$ 80,832	$ 108,187	$ 97,427	$ 95,429	$ 82,418	$ 76,266
	Net losses (recoveries)/liquidations	0.001%	0.000%	(0.001)%	(0.002)%	(0.001)%	(0.004)%	(0.003)%
Trust	Net losses/average principal balance [4] [5] [6]	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

(1) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated
(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.
(3) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.
(4) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.
(5) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.
(6) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

FA-1

Floorplan Features Floorplan appendix New (untitled) vehicles – 100% of invoice amount, including taxes, destination charges, and dealer holdback Auction vehicles – auction price plus auction fee, transportation, and taxes Used vehicles – up to 100% of wholesale value (as determined by selected trade publications) Advance Rates Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears Payment Terms Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies Insurance FA-2

Floorplan Features (Continued) Floorplan appendix * In-transit floorplan receivable is created at gate release ** New floorplan receivable is created on the date the vehicle is delivered to the dealer Prime rate plus generally 1.50% for both new and used vehicles Floorplan rates are not risk based Floorplan Interest Rate Prime rate plus 0.30% In-transit Vehicle Adjustment Fee* Based on a 60-day vehicle supply Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines** Based on a 30- to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines FA-3

u.s. Floorplan Trust legal Structure Floorplan appendix * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB- from Standard & Poor's and "Baa3" from Moody's ** Applicable for Regulation AB II series transactions Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer)* Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series Clayton Fixed Income Services LLC (Asset Representations Reviewer) ** US Bank Trust, N.A. (Owner Trustee) FA-4

2016 COMPANY guidance We Continue To Expect 2016 Full Year Adjusted Pre-Tax Profit To Be About $10.2 Billion; Adjusted Effective Tax Rate Revised 2015 FY 2016 FY Memo: Results Plan Outlook 2016 3Q YTD Results Total Company Adjusted Pre-Tax Results* $10.8B > 2015  $10.2B $8.2B Adjusted EPS* $1.93 > 2015 Lower $1.46 Automotive Segment Revenue $140.6B > 2015 On Track $105.5B Automotive Segment Operating Margin 6.8% > 2015 Lower 7.0% Automotive Segment Operating Cash Flow $7.3B Strong, but < 2015 On Track $4.9B Adjusted Effective Tax Rate* (Pct) 28.6% Low 30s High 20s 29.1% * Excluding special items; see Appendix for detail, reconciliation to GAAP, and definitions. GAAP effective tax rate for 2016 Outlook also high 20s Total Company FA-5

SPECIAL ITEMS Total Company (Mils, except amounts per share data) 3Q YTD Memo: 2015 2016 2015 2016 FY 2015 Pre-tax Special Items Separation-related actions $ -- $ (17) $ -- $ (293) $ -- Japan / Indonesia market closure -- (9) -- (26) -- Nemak IPO 166 -- 166 -- 150 Pension & OPEB remeasurement gains / (losses) -- -- -- (11) (698) Total Pre-tax special items $ 166 $ (26) $ 166 $ (330) $ (548) Tax Special Items Net tax effect of Pre-tax special items $ (58) $ 9 $ (58) $ 116 $ 205 Tax expense of entity restructurings -- (69) -- (243) -- Total tax special items $ (58) $ (60) $ (58) $ (127) $ 205 Memo: Special items impact on earnings per share $ 0.03 $ (0.02) $ 0.03 $ (0.11) $ (0.09) FA-6

FORD CREDIT

TOTAL NET RECEIVABLES RECONCILIATION TO MANAGED RECEIVABLES

(Bils)	Dec. 31, 2014	Sep. 30, 2015	Dec. 31, 2015	Sep. 30, 2016
Net Receivables*				
Finance receivables – North America Segment				
Consumer retail financing	$44.1	$48.6	$49.2	$53.5
Non-consumer: Dealer financing**	22.5	22.9	25.5	25.3
Non-consumer: Other	1.0	0.9	0.9	0.9
Total finance receivables – North America Segment	$67.6	$72.4	$75.6	$79.7
Finance receivables – International Segment				
Consumer retail financing	$11.8	$12.7	$12.9	$14.4
Non-consumer: Dealer financing**	9.3	9.8	10.5	9.9
Non-consumer: Other	0.3	0.3	0.3	0.1
Total finance receivables – International Segment	$21.4	$22.8	$23.7	$24.4
Unearned interest supplements	(1.8)	(2.1)	(2.1)	(2.8)
Allowance for credit losses	(0.3)	(0.4)	(0.4)	(0.4)
Finance receivables, net	$86.9	$92.7	$96.8	$100.9
Net investment in operating leases	21.5	24.5	25.1	27.0
Total net receivables	$108.4	$117.2	$121.9	$127.9
Managed Receivables				
Total net receivables (GAAP)	$108.4	$117.2	$121.9	$127.9
Unearned interest supplements and residual support	3.9	4.5	4.5	5.3
Allowance for credit losses	0.4	0.4	0.4	0.5
Other, primarily accumulated supplemental depreciation	0.1	0.3	0.4	0.7
Total managed receivables (Non-GAAP)	$112.8	$122.4	$127.2	$134.4

* Includes finance receivables (retail and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit's balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit's other creditors

** Dealer financing primarily includes wholesale loans to dealers to finance the purchase of vehicle inventory

FA-7

FINANCIAL STATEMENT LEVERAGE reconciliation to managed LEVERAGE FA-8 (Bils) Dec. 31, 2015 Jun. 30, 2016 Sep. 30, 2016 Leverage Calculation Total debt* $ 119.6 $ 126.3 $ 123.5 Adjustments for cash** (11.2) (11.6) (9.2) Adjustments for derivative accounting*** (0.5) (1.3) (1.0) Total adjusted debt $ 107.9 $ 113.4 $ 113.3 Equity**** $ 11.7 $ 12.4 $ 12.7 Adjustments for derivative accounting*** (0.3) (0.4) (0.3) Total adjusted equity $ 11.4 $ 12.0 $ 12.4 Financial statement leverage (to 1) (GAAP) 10.2 10.2 9.7 Managed leverage (to 1) (Non-GAAP) 9.5 9.4 9.2 Ford credit * Includes debt issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions ** Cash, cash equivalents, and marketable securities (excludes amounts related to insurance activities) *** Primarily related to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings **** Shareholder’s interest reported on Ford Credit’s balance sheet